Mail Stop 4561
									September 26, 2005

Mr. Clifford Pope
Chief Executive Officer
IJJ Corporation
8540 Ashwood Drive
Capitol Heights, MD 20743

      Re:	IJJ Corporation
		Form 10-KSB for Fiscal Year Ended October 31, 2004
		Filed March 3, 2005
		File No. 0-33515

Dear Mr. Pope:

We have reviewed your response letter dated September 13, 2005 and related amendment and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended October 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your audit report was signed by an audit firm based in Toronto, Ontario, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the fact that your assets appear to be located within, your revenues appear to be derived within, and your corporate offices are located in the United
States. In accordance with Article 2 of Regulation S-X, the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.
Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year 2005. If not, please tell us if your management and accounting records are located in the United States or Canada and where the majority of the audit work is conducted.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3428 if you have questions.



								Sincerely,



      Rachel Zablow
      Staff Accountant
Mr. Clifford Pope
IJJ Corporation
September 26, 2005
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